

August 23, 2012

<u>**Via Email**</u>
Francis J. Harding
Chief Financial Officer
NextWave Wireless Inc.
12264 El Camino Real, Suite 305
San Diego, CA 92130

Re: NextWave Wireless Inc.
Preliminary Proxy Statement filed on Schedule 14A
Filed on August 17, 2012
File No. 001-33226

Dear Mr. Harding:

We have limited our review of your filing to the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Summary, page 7

1.   Please identify the stockholders who are party to the voting agreements with AT&T, Inc. and describe their affiliation with you and/or AT&T, Inc.

Background of the Merger, page 25

2.   We note that board members Allen Salmasi and Douglas F. Manchester are holders of your old third lien notes. Disclose what, if any, involvement Messrs. Salmasi and Manchester had in negotiating the allocations of consideration among holders of the senior notes, subordinated notes, old third lien notes and your common stock.

Opinion of the Independent Committee's Financial Advisor, Moelis & Company LLC, page 36

3.   You disclose that in arriving at its opinion, Moelis "reviewed certain internal estimates and other information relating to the business, cash flow, assets, liabilities and prospects of the Company furnished to Meolis by the Company." Please disclose in the proxy statement all material estimates and other information provided to Meolis as well as the bases for, and the nature of, the material assumptions underlying the items provided.

Sum-of-the-Parts Analysis, page 39

4.   Please revise to explain for each valuation how Moelis selected the implied value range based upon the information reviewed. For example, explain how Moelis determined a A and B frequency block dollar per MHz-POPs range of $0.200 to $0.375 based upon the FCC auction and Dish Network Corp. transactions. If material, clarify the "other things" Moelis considered in reaching each determination. In addition, disclose why Moelis determined the AWS range based upon premiums paid by the respective acquirers as opposed to the dollar per MHz-POPs paid by those acquirers.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

·   the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jonathan Groff, Staff Attorney, at (202) 551-3458, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director